NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	November 15, 2016

Canada: TSX: KLS
United States: NYSE MKT: KIQ

KELSO TECHNOLOGIES INC.
TECHNOLOGY DEVELOPMENT AGREEMENT

Vancouver, British Columbia and Bonham, Texas, – Kelso Technologies Inc. (TSX: KLS) (NYSE MKT: KIQ) (“Kelso” or the “Company”) is pleased to report that it has entered an exclusive Technology Development Agreement (“Agreement”) with G & J Technologies Inc. (“G & J”), a private company incorporated in the Province of British Columbia.

The Agreement focuses on the development, commercialization and production of proprietary products used in heavy-duty, high-performance extreme terrain vehicles (ETVS). The Agreement gives Kelso the worldwide, perpetual, exclusive rights to develop with G & J a new generation of patented technologies that enhance the capabilities of ETVS. The Agreement gives Kelso the right to patent, market, manufacture, distribute and license all specialized technologies covered under the Agreement. Kelso plans to utilize these technologies to create ETVS components that can generate multi-million dollar revenue streams.

G&J represents a highly skilled inventor and expert with 30 years of experience developing new technologies for extreme terrain motor vehicles. Due to competitive sensitivities, the Company will not release details of the inventor or the eight technology areas covered by the Agreement until patent applications are filed. The Company will control all resulting patents used in commercial products.

Prototype vehicles featuring the technologies have been conceived, built and tested by members of G & J in extreme environments for the past decade. Production planning has commenced at the Company’s production facilities in Bonham, Texas and sales are expected to commence in 2017. New revenues are expected to be derived from customers requiring heavy duty ETVS performance technologies in applications in the military; railroad; police & border patrol; first responders; mining, forestry, oil, gas and electric transmission; and recreational applications.

In consideration for the Agreement Kelso will pay G & J a fee of US$100,000 and 1,000,000 common shares of the Company that is scheduled to be released over four key milestones under the Agreement. In addition Kelso will pay US$10,000 per month to G & J and a 2.5% royalty on a pre-approved sales formula. All required capital, development and production resources for the near term are already in place and the Company will not have to raise any additional capital at this time.

James R. Bond, CEO of the Company comments that: “Kelso is very pleased to join G & J in the development of its ETVS technologies. This Agreement allows Kelso to expand its business model by initiating engineering design strategies in new specialized transportation markets. The Agreement with G & J provides Kelso the unique opportunity to participate in a multi-billion dollar marketplace with cutting edge technologies. These new markets will diversify Kelso’s business model and reduce the cyclical risks of railroad supply. Management expects its expanded revenue model to lead to a more stable and reliable growth of financial performance on behalf of its shareholders in the future.”

About Kelso Technologies

Kelso focuses on engineering specialized product solutions for a wide range of industries in transportation markets. Our railway and trucking operation designs, produces and sells proprietary equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and safe operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the ETVS component business can generate multimillion dollar revenue streams; that under the Agreement with G&J new patents can be secured; that these new technologies allow Kelso to expand its business in specialized transportation markets; that Kelso can participate in a multi-billion dollar marketplace; that sales are expected to commence in 2017; that sales can be generated in new markets and diversify Kelso’s business model into a broader technology platform to reduce the cyclical risks of railroad supply; and that management expects its new revenue model to lead to a more stable and reliable growth of financial performance in the future. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the Company’s products may not work as well as expected; we may not be able to break into new markets, because such markets are served by strong and embedded competitors or because of long term supply contracts; We may not be able to grow and sustain anticipated revenue streams. We may have underestimated the cost of product development and the time it takes to bring products to market; we may not be able to finance our intended product development. Our products may not sell as well as expected, and competitors may offer better or cheaper alternatives to our products. Our technology may not be patentable, and if patents are granted, may not protect our investment in intellectual property patents are challenged. Our intended technology may infringe on the intellectual property of other parties. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J
www.kelsotech.com